UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Azul accelerates its fleet transformation in 2019

Next-generation fuel efficient Embraer E2 and A320neo aircraft to replace Embraer E-195s

São Paulo, February 6th, 2019 – Azul, the largest airline in Brazil by number of departures and destinations, announces today a significant acceleration in its fleet transformation program. The Company expects to add 21 next-generation aircraft this year, an increase of eight aircraft from its previous plan. These additions will be offset by the retirement of 15 Embraer E195 E1s, seven more than previously announced.  Consistent with our fleet upgauging strategy, total available seat kilometers (ASKs) are expected to increase by 18% while departures should grow by only 5%.

For John Rodgerson, CEO of Azul, this acceleration is a further step in achieving Azul’s margin expansion plan.  "Azul ended 2018 with a fleet of 20 A320neo aircraft, which provide significant revenue uplift to all parts of our business.  The extra seats offer passengers improved connectivity throughout our network; our TudoAzul loyalty customers love the additional redemption opportunities; and our Azul Cargo business fills up the extra belly space.  All of these benefits come with an impressive 29% lower seat cost than our current generation aircraft.  We are equally excited about the entry of our next-generation Embraer E2, which themselves provide a 26% lower seat cost than the current airplanes.”  By the end of 2019, an industry-leading 40% of Azul’s capacity is expected be flown on next-generation aircraft.

The table below provides further detail on Azul’s updated fleet plan projections for 2019:

Azul Fleet Projection

	2018A	2019 Old	2019 New
A320neo family	20	27	32
E2s	0	2	6
E-Jets	63	55	48
ATRs	33	36	33
A330s	7	11	10
Total commercial fleet	123	131	129

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of cities served, offers 821 daily flights to 110 destinations. With an operating fleet of 123 aircraft and more than 11,000 crewmembers, the Company has a network of 220 non-stop routes as of December 31, 2018. In 2018, Azul was awarded best airline in Latin America by TripAdvisor Travelers’ Choice and by Kayak’s Flight Hacker Guide, and also best regional carrier in South America for the eighth consecutive time by Skytrax. Azul also ranked as most on-time airline in Brazil in 2018 according to FlightStats. For more information visit www.voeazul.com.br/ir.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    February 6, 2019

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer